Exhibit 99.1

Consent of Independent Registered Public Accounting Firm	PricewaterhouseCoopers Rua da Candelária, 65 11°, 14°, 15° e 16° Cjs. 1302 a 1304 20091-020 Rio de Janeiro, RJ — Brasil Caixa Postal 949 Telefone(21) 3232-6112 Fax (21) 2516-6319 pwc.com/br

We hereby consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated February 28, 2008 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Companhia Vale do Rio Doce’s Annual Report on Form 20-F for the year ended December 31, 2007. We also consent to the references to us under the headings “Experts” in such Registration Statement.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
July 16, 2008